First Commerce Bancorp, Inc.
500 North Ellington Parkway
Lewisburg, Tennessee 37091
July 24, 2007
Via EDGAR and Federal Express
Mr. Mark Webb
Branch Chief
United States Securities and Exchange Commission
Financial Services Group
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549-0303

Re:	First Commerce Bancorp, Inc.
Schedule 13E-3 and Schedule 14A
Filed May 29, 2007
File No. 005-82901
Dear Mr. Webb:
     Please find below the responses of First Commerce Bancorp, Inc. (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated July 12, 2007, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Transaction Statement on Schedule 13E-3 of the Company under the Exchange Act, in each case filed by the Company on May 29, 2007. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the “Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Transaction Statement”), which are being filed with the Commission today, both clean and marked to show changes from the initial versions filed on May 29, 2007. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.
Schedule 13E-3
1.	Revise each biography to disclose the office or employment during the last 5 years.

RESPONSE: The disclosure in the Transaction Statement has been revised in accordance with the Staff’s comment.

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

Shareholder Letter
2.	Revise the table at the bottom of the cover page under the “Effect” column to also disclose voting rights and dividends. For example, for holders with 1,021 shares or more, the disclosure to be added might be, “voting rights unchanged, dividend rights unchanged.”

RESPONSE: The disclosure in the Proxy Statement has been revised in accordance with the Staff’s comment.

3.	Revise the second full paragraph on the second page to separate the advantages and disadvantages of the transaction.

RESPONSE: The disclosure in the Proxy Statement has been revised in accordance with the Staff’s comment.

4.	Revise the paragraph preceding the bold paragraph on the last page of the shareholder letter to indicate that the terms are procedurally and substantially fair to unaffiliated security holders.

RESPONSE: The disclosure in the Proxy Statement has been revised in accordance with the Staff’s comment.
Proxy Statement
General
5.	Supplementally advise the staff as to when the holding company was formed and the company’s exemption from registration of that transaction.

RESPONSE: The Company was incorporated under the laws of the State of Tennessee on July 26, 2006. The shares of the Company’s common stock were issued to the shareholders of First Commerce Bank on October 6, 2006 in a transaction exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 3(a)(12) of the Securities Act of 1933.

6.	We note that you are purporting to create two new classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each “new” class to be held by less than 500 shareholders of record. In your response letter, provide your legal analysis as to why the common stock and Class A and B stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your common stock and your newly authorized Class A and B stock are separate classes of securities under state law. Your response should also provide counsel’s legal analysis as to why it is opining that your

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

common stock and the newly authorized Class A and B stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your common stock and the Class A and B stock and why the rights of each class support the opinion of counsel.

RESPONSE: Section 12(g)(5) of the Securities Exchange Act provides that a “class” of equity securities shall include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges. The Company believes that the common stock, Class A stock and Class B stock constitute separate classes under Section 12(g)(5) as a result of the different voting rights and dividend rights established for each class. Holders of the common stock will be the only shareholders with unlimited voting rights, with the holders of the Class A stock being allowed to vote only when required by law or in the case of a merger, share exchange, sale of substantially all the assets of the Company or voluntary dissolution, while the holders of the Class B stock would only be allowed to vote when required by law. The significant reduction in the voting rights of the Class A stock when compared to the common stock and the Class B stock when compared to both the common stock and the Class A stock results in the holders of the common stock having significantly greater voting rights than the holders of both the Class A stock and Class B stock and in the holders of the Class A stock having significantly greater voting rights than the holders of the Class B stock. Similarly, the dividend premium given to the holders of the Class A stock and Class B stock result in the Class A holders having privileges and rights superior to those of the holders of the common stock with respect to dividends but worse than those of the holders of the Class B stock, whose dividend premium is greater than both the common stock and Class A stock. Because of these significant differences in voting rights and dividend premiums among the classes, the Company believes that the three classes are not of substantially similar character and do not offer substantially similar rights and privileges. We further note that the Class A stock and Class B stock are not convertible into common stock upon a change in control.

Section 48-16-101 of the Tennessee Business Corporation Act (the “TBCA”) provides in pertinent part that the charter of a Tennessee corporation such as the Company must prescribe the number of shares of each class that the corporation is authorized to issue and that if more than one class is authorized, must prescribe a distinguishing designation for each class, and prior to such class’ issuance must describe the preferences, limitations and relative rights of the class. Section 48-16-101 of the TBCA further provides that the charter of a Tennessee corporation may authorize one or more classes of shares that, among other things, (1) have special, conditional, or limited voting rights, or no rights to vote, except to the extent prohibited by certain other chapters of the TBCA; or (2) have preference over any other class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation. These coupled provisions of the TBCA make clear that under Tennessee corporate law, a corporation incorporated under the laws of the State of

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

Tennessee, may establish separate classes of stock simply by designating in the charter of the corporation shares having differential rights, privileges and preferences as separate classes. Tennessee corporations are provided with maximum flexibility under the TBCA to establish such separate classes as the board of directors and the shareholders shall approve. This flexibility includes whether to establish separate classes of stock or to establish separate series within a class. In the case of the reclassification transaction, the board of directors has chosen to exercise its power to specifically establish, and request that the shareholders approve the establishment of, new classes of stock in the case of the Class A stock and Class B stock which contain limited, and in some cases, no voting rights, and different dividend rights compared to the Company’s common stock.

Because our common stock, Class A stock and Class B stock will be separate classes under Tennessee corporation law, no further amendment of the charter or major corporate transaction can reduce the rights, preferences, privileges, etc. of any of these classes without a separate class vote of a majority of all the shares of that class.

Set forth below is a chart comparing the preferences, limitations and relative rights of the Company’s common stock, Class A stock and Class B stock.

Feature	Common Stock	Class A Stock	Class B Stock
Voting Rights	Unlimited	Shall not have any voting rights unless otherwise required by law except that the Class A stock and the common stock shall be considered as a single voting group and be entitled to vote and be counted together collectively when voting on a merger or share exchange, sale of assets other than in the regular course of business, or voluntary dissolution, to the extent in each case that shareholder approval is required	Shall have only those voting rights required by law, voting together with the common stock.

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

Feature	Common Stock	Class A Stock	Class B Stock
Dividends	Dividends are payable on the common stock when, as and if declared by the board of directors, but not before dividends are paid on the Class A stock or Class B stock	Dividends are to be paid on the Class A stock before any dividends may be paid on the common stock. Dividends are not cumulative but if they are paid, they shall be equal to 3% more than dividends paid on the common stock.	Dividends are to be paid on the Class B stock before any dividends may be paid on the common stock and the Class A stock. Dividends are not cumulative but if they are paid, they shall be equal to 5% more than dividends paid on the common stock.

Conversion/Redemption	Not Applicable	The Class A stock has no conversion rights or redemption rights.	The Class B stock has no conversion or redemption rights.

Rights Upon Liquidation	In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the Company’s assets remaining after satisfying any debts and any liquidation preference of any shares of preferred stock will be applied pro rata to the holders of the common stock, Class A stock and Class B stock.	In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the Company’s assets remaining after satisfying any debts and any liquidation preference of any shares of preferred stock will be applied pro rata to the holders of the common stock, Class A stock and Class B stock.	In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the Company’s assets remaining after satisfying any debts and any liquidation preference of any shares of preferred stock will be applied pro rata to the holders of the common stock, Class A stock and Class B stock.

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

Feature	Common Stock	Class A Stock	Class B Stock
Rights Upon a Sale of Control	Shares of common stock, Class A stock and Class B stock shall be entitled to receive the same consideration per share in any merger, share exchange, sale of substantially all of the assets of the Company or similar sale of control transactions.	Shares of common stock, Class A stock and Class B stock shall be entitled to receive the same consideration per share in any merger, share exchange, sale of substantially all of the assets of the Company or similar sale of control transactions.	Shares of common stock, Class A stock and Class B stock shall be entitled to receive the same consideration per share in any merger, share exchange, sale of substantially all of the assets of the Company or similar sale of control transactions.
In light of the different voting rights and dividend preferences described above as well as the flexibility to establish separate classes of stock under the TBCA, the Company’s counsel has rendered the opinion provided as supplemental information under separate cover.
7.	Further, the analysis should specifically address whether or not the Class A and B stock is convertible into common stock upon a change of control.

RESPONSE: See the Company’s response to comment # 6 above.

8.	Please provide to the staff, the information that would be required by Item 1005(a) of Regulation M-A, i.e., any loan between the bank and any one of the officers and directors with a principal amount of $109,290 if the officers and directors were filers.

RESPONSE: The Company has included the requested information as a supplement to this response under separate cover.

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

Questions and Answers, page 1
9.	Revise the second answer to disclose the requirements of Section 404.

RESPONSE: The disclosure on page 1 of the Proxy Statement has been revised in accordance with the Staff’s comment.

10.	With regard to the first answer on page 2, add bullets to disclose the effect of the changes in voting rights, dividends, liquidation and change of control.

RESPONSE: The disclosure on page 2 of the Proxy Statement has been revised in accordance with the Staff’s comment.

11.	Revise the first answer on page 3 to add balance to the discussion by addressing what will take the place of the investor protections in the SEC rules, the NASD rules, ownership disclosure rules, etc. In addition, revise to explain how the semi-annual and quarterly letters will differ from annual and quarterly reports filed with the SEC and how the regulatory reports are different from SEC reports. Finally, disclose what investor protection rules will still be applied by the remaining regulators.

RESPONSE: The disclosure on page 3 of the Proxy Statement has been revised in accordance with the Staff’s comment.

12.	Revise the last answer on page 3 (carried over to page 4) and throughout the proxy to indicate the transaction is substantively and procedurally fair to “unaffiliated” shareholders. Also, disclose in this answer whether or not any of the officers and directors will be affected, i.e., do they hold less than 1,021 shares?

RESPONSE: The disclosure on pages 3 and 4 of the Proxy Statement has been revised in accordance with the Staff’s comment.

13.	Revise the first question on page 7 to insert, “or through other transfers” after the word, “trades”.

RESPONSE: The disclosure on page 7 of the Proxy Statement has been revised in accordance with the Staff’s comment.

14.	Revise the second answer on page 7 to briefly discuss whether shareholders will get the same audit as under SEC rules.

RESPONSE: The disclosure on page 7 of the Proxy Statement has been revised in accordance with the Staff’s comment.

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

15.	Revise the first answer on page 9 to indicate when the “fair value” determination by the company will occur.

RESPONSE: The disclosure throughout the Proxy Statement has been revised to reflect that the fair value of the shares of common stock will be determined shortly after the reclassification transaction is consummated.

16.	Revise the second answer on page 10 to address the effect on directors and officers with regard to indemnification, compliance with Sarbanes-Oxley, compliance with SEC rules relating to officers and directors disclosures and actions, and, compliance with NASD rules.

RESPONSE: The disclosure on page 10 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Background of the Reclassification Transaction
17.	With regard to the third paragraph on page 13, provide the staff with all correspondence with the FDIC (both sent and received) regarding the request for the reclassification.

RESPONSE: The Company has included herewith as a supplement to this response under separate cover, all correspondence with the FDIC (both sent and received) regarding the request for reclassification described on page 13 of the Proxy Statement.

18.	Revise the disclosure to address whether or not there was any discussion with, by or between the Board, the officers of the Company, its counsel or any other parties regarding forming the holding company to become a SEC reporting company to enable the Company to deregister. If so, provide the date(s).

RESPONSE: The disclosure on page 14 of the Proxy Statement has been revised in accordance with the Staff’s comment.

19.	Revise the third full paragraph on page 14 to indicate, since the formation of the holding company, whether there were any security issuances or acquisitions.

RESPONSE: The disclosure on page 14 of the Proxy Statement has been revised in accordance with the Staff’s comment.

20.	In the last paragraph of this section, revise to more specifically discuss the reasons for the particular structure. That is, why did the board choose a method of going private which results in unaffiliated security holders receiving unregistered securities with no voting rights?

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

RESPONSE: The disclosure on page 16 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Reasons for the Reclassification Transaction, page 17
21.	Please discuss the recent SEC and PCAOB actions to make Rule 404 less expensive to comply with.

RESPONSE: The disclosure on page 17 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Our Position as to the Fairness of the Reclassification Transaction, page 19
22.	Revise the second bullet on page 24 to disclose the most recent trading price per share.

RESPONSE: The second bullet on page 24 of the Proxy Statement has been revised in accordance with the Staff’s comment.

23.	Revise both the procedural and substantive fairness determinations to specifically address the fairness of the proposed transaction to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

RESPONSE: The disclosure in the Proxy Statement has been revised in accordance with the Staff’s comment.
Substantive Fairness, page 20
24.	In the list of negative factors, please include the lack of information about executive compensation.

RESPONSE: The disclosure of the list of negative factors on page 21 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Procedural Fairness, page 23
25.	In view of the distinct differences between the classes of securities involved in the reclassification and the fact that no officers and directors are affected, please delete the phrase in the third bullet on page 19, “our board would be treated the same as the other shareholders”, and the phrase in the carryover paragraph at the top of page 25, “who will be treated identically to”.

RESPONSE: The disclosure in the third bullet on page 23 and on page 25 of the Proxy Statement has been revised in accordance with the Staff’s comment.

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

Effects of the Reclassification Transaction on First Commerce
Effect on Trading of Common Stock, page 28
26.	Revise to disclose that if a trading market begins for the Company’s stock, it will not be available to holders of the Class A and B shares.

RESPONSE: The disclosure on page 28 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Effect on Outstanding Options, page 29
27.	Revise to summarize the option rules of the SEC and NASD that will no longer apply.

RESPONSE: The disclosure on page 29 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Effect on Our Directors and Executive Officers, page 30
28.	Revise to summarize the effect from not having to comply with SEC and NASD rules relating to indemnification, disclosure of activities and limitations on activities.

RESPONSE: The disclosure on page 30 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Selected Historical Financial Information (Unaudited), page 48
29.	It is inappropriate to qualify information in the proxy statement by reference to information not included in the proxy statement. Please revise.

RESPONSE: The disclosure on page 48 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Information Incorporated by Reference, page 59
30.	Since you are not S-3 eligible, you cannot incorporate by reference. Please revise.

RESPONSE: The Proxy Statement has been revised in accordance with the Staff’s comment to eliminate the section titled “Information Incorporated by Reference”.

Mr. Mark Webb
Securities and Exchange Commission
July 24, 2007

     The undersigned, on behalf of the Company and the other filing persons, and in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact me at (931) 359-4322 or our counsel, Bob F. Thompson or D. Scott Holley, each of the firm Bass, Berry & Sims PLC at (615) 742-6200 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ W. B. Marsh
Enclosures

cc:	Michael Clampitt, Securities and Exchange Commission
D. Glenn Hardison, First Commerce Bancorp, Inc.
Bob F. Thompson, Bass, Berry & Sims PLC
D. Scott Holley, Bass, Berry & Sims PLC